Exhibit 12.1

HCP, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013

Earnings:

Pretax Income from Continuing Operations(1)	$37,331	$410,400	$367,284	$136,271	$274,414	$249,857
Plus: Fixed Charges	79,461	327,796	478,898	491,565	452,878	451,935
Plus: Amortization of Capitalized Interest(2)	1,743	6,629	6,161	5,829	5,511	5,114
Plus: Distributed Income from Equity Investees	5,336	44,142	26,492	15,111	5,045	3,989
Less: Capitalized Interest	(3,578)	(16,937)	(11,108)	(8,798)	(10,362)	(13,494)
Less: Noncontrolling Interest from Subsidiaries without Fixed Charges	(1,917)	(7,481)	(11,028)	(10,612)	(8,780)	(9,338)
Earnings	$118,376	$764,549	$856,699	$629,366	$718,706	$688,063

Fixed Charges:
Interest Expense(3)	$75,102	$307,716	$464,403	$479,596	$439,742	$435,828
Estimated Interest Within Rental Expense	781	3,143	3,387	3,171	2,774	2,613
Capitalized Interest	3,578	16,937	11,108	8,798	10,362	13,494
Fixed Charges	$79,461	$327,796	$478,898	$491,565	$452,878	$451,935

Ratio of Earnings to Fixed Charges	1.49	2.33	1.79	1.28	1.59	1.52

(1)         Excludes income tax benefit (expense) and equity income (loss) from unconsolidated joint ventures.

(2)         Amounts represent an estimate of capitalized interest that has been amortized each year based on our depreciation and amortization policy and an analysis of capitalized interest costs.

(3)         Includes amortization of debt issuance costs and discounts/premiums on indebtedness.